Exhibit 14

PENN VIRGINIA RESOURCE GP, LLC and

PENN VIRGINIA RESOURCE PARTNERS, L.P.

EXECUTIVE AND FINANCIAL OFFICER CODE OF ETHICS

In my role as Chief Executive Officer (“CEO”), President, Chief Financial Officer (“CFO”) or Controller of Penn Virginia Resource GP, LLC (the “Company”), the general partner of Penn Virginia Resource Partners, L.P. (the “Partnership”), I will, to the best of my knowledge and ability, adhere to and advocate the following principles and responsibilities governing professional conduct and ethics influencing financial management and performance:

1.	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships. A “conflict of interest” exists when an individual’s private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company or the Partnership.

2.	Provide constituents with information that is accurate, complete, objective, relevant, timely and understandable. If I am the CEO or CFO, I shall review the annual and quarterly reports of the Partnership before certifying and filing them with the SEC.

3.	Comply with all applicable laws, rules and regulations of federal, state and local governments, and other appropriate private and public regulatory agencies.

4.	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgment to be subordinated.

5.	Respect the confidentiality of information acquired in the course of business except when authorized or otherwise legally obligated to disclose the information. I acknowledge that confidential information acquired in the course of business is not to be used for personal advantage.

6.	Proactively promote ethical behavior among employees at the Company and as a responsible partner with industry peers and associates.

7.	Maintain control over and responsibly manage all assets and resources employed or entrusted to me by the Company and the Partnership.

8.	Share knowledge and maintain the skills important and relevant to my constituents’ needs.

9.	Report illegal or unethical conduct by any director, officer or employee in accordance with procedures described in the Company’s Code of Business Conduct and Ethics.

10.	Be accountable for adhering to this Code as well as the Company’s Code of Conduct. I understand that if I violate any part of either Code, I will be subject to disciplinary action.

I understand that this Code is subject to all applicable laws, rules and regulations.

I understand that if there is a conflict between this Code and a Company or Partnership policy or procedure, the Code of Conduct, or any applicable law, rule or regulation, then I must consult with the Legal Department for guidance.

I understand that there shall be no waiver of, modification of, or change to any part of this Code except by a vote of the Board of Directors or a designated Board committee. In the event that a waiver of, modification of, or a change to this Code is granted, then the notice of the waiver, modification and/or change shall be posted on the Partnership’s website within five business days of the Board of Director’s or designated Board committee’s vote or shall be disclosed otherwise as required by applicable law of NYSE or SEC rules. Notices posted on the Partnership website shall remain there for a period of 12 months and shall be retained in the Partnership’s files as required by law.

/s/ A. James Dearlove
[Date signed] March 9, 2004	A. James Dearlove
Chairman of the Board of Directors and Chief Executive Officer

/s/ Keith D. Horton
[Date signed] March 9, 2004	Keith D. Horton
President and Chief Operating Officer

/s/ Frank A. Pici
[Date signed] March 9, 2004	Frank A. Pici
Vice President and Chief Financial Officer

/s/ Forrest W. McNair
[Date signed] March 9, 2004	Forrest W. McNair
Vice President and Controller